      EXHIBIT 99.1

Safe Bulkers Names John Foteinos as Director and Chief Operating Officer to Replace Nicolaos Hadjioannou

Athens, Greece—February 19, 2009—Safe Bulkers, Inc. (the “Company”) (NYSE:  SB), an international provider of marine drybulk transportation services, has confirmed that its Chief Operating Officer and director, Nicolaos Hadjioannou, has resigned from both positions with the Company in order to pursue his own shipping activities.  Under his contractual arrangements with the Company, Mr. Hadjioannou cannot pursue drybulk vessel business opportunities for the next 12 months, unless first offered to, and refused by, the Company.

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “Although he will be missed, Nicolaos’ departure to pursue his own business opportunities is a natural progression for him.  I definitely agree that now is the right moment for his decision.  I thank Nicolaos for the contributions he has made to Safe Bulkers, Inc., and wish him all the best in his future endeavors, for which he has every credential to make successful.”

The Company has appointed John Foteinos to replace Nicolaos Hadjioannou as a director and Chief Operating Officer.  Mr. Foteinos has 25 years of experience in the shipping industry. After obtaining a bachelors degree in nautical studies, he joined the predecessor of our Manager, Safety Management Overseas, in 1984, where he presently serves and will continue to serve as Chartering Manager.  Mr. Foteinos assumes his new position on the Board of Directors and as Chief Operating Officer immediately.  “John’s knowledge and experience will be a great addition to our executive leadership team”, said Polys Hajioannou.

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times within the next two years.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:
Dr. Loukas Barmparis
President
Safe Bulkers, Inc.
Athens, Greece
Telephone:  +30 (210) 895-7070

Investor Relations / Media Contact:
Ramnique Grewal
Vice President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.:  (212) 661-7566
Fax:  (212) 661-7526
E-Mail:  safebulkers@capitallink.com